EXHIBIT 99.1

Addressing Today's Challenges. Positioned for Tomorrow's Growth.

2010 INVESTOR DAY: Welcome

Rick Waddell
Chairman and Chief Executive Officer

May 26, 2010

Northern Trust

Forward Looking Statement

This presentation may include forward-looking statements such as statements that relate to Northern Trust's financial goals, capital adequacy, dividend policy, expansion and business development plans, risk management policies, anticipated expense levels and projected profit improvements, business prospects and positioning with respect to market, demographic and pricing trends, strategic initiatives, re-engineering and outsourcing activities, new business results and outlook, changes in securities market prices, credit quality including reserve levels, planned capital expenditures and technology spending, anticipated tax benefits and expenses, and the effects of any extraordinary events and various other matters (including developments with respect to litigation, other contingent liabilities and obligations, and regulation involving Northern Trust and changes in accounting policies, standards and interpretations) on Northern Trust's business and results. These statements speak of Northern Trust's plans, goals, targets, strategies, beliefs, and expectations, and refer to estimates or use similar terms. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties.

Our 2009 annual report and periodic reports to the SEC contain information about specific factors that could cause actual results to differ, and you are urged to read them. Northern Trust disclaims any continuing accuracy of the information provided in this presentation after today.

Agenda:
Addressing Today's Challenges. Positioned for Tomorrow's Growth.

Financial Overview	Bill Morrison, EVP and Chief Financial Officer
Personal Financial Services	Sherry Barrat, President, PFS
Corporate & Institutional Services	Steve Fradkin, President, C&IS
Northern Trust Global Investments	Steve Potter, President, NTGI Bob Browne, EVP and Chief Investment Officer
Summary and Q&A	Rick Waddell, Chairman and CEO

Client Centric, Highly Focused Business Model

Founded in 1889, Northern Trust Corporation is a global leader in asset management and asset servicing for institutional and personal clients.

PFS: Leading advisor to affluent market

- $149 billion AUM
- $341 billion AUC

C&IS: Leading global custodian

- $3.4 trillion AUC
- $498 billion AUM

NTGI: Leading asset manager for personal & institutional clients

- $647 billion AUM

O&T: Integrated global operating platform

- Serving personal and institutional clients
- $1.3 billion in technology spending, 2007-2009


CLIENTS
PERSONAL FINANCIAL SERVICES
Asset Servicing
$3.7T Assets Under Custody
Asset Management
$647B Assets Under Management
CORPORATE & INSTITUTIONAL SERVICES
INTEGRATED OPERATIONS AND TECHNOLOGY PLATFORM

Client Centric, Highly Focused Business Model

The strategic businesses that Northern Trust has focused on – consistently for many years – continue to offer compelling and attractive growth opportunities

- **Outstanding client base**
- **Strong and supportive demographic trends**
- **Continued globalization fueling international growth**
- **High barriers to entry**
- **Attractive profitability dynamics**


CLIENTS
PERSONAL FINANCIAL SERVICES
CORPORATE & INSTITUTIONAL SERVICES
Asset Servicing
$3.7T Assets Under Custody
Asset Management
$647B Assets Under Management
INTEGRATED OPERATIONS AND TECHNOLOGY PLATFORM

Addressing Today's Challenges

Challenges created by the macroeconomic environment in recent years have served as headwinds to strong growth and financial performance.

Fed Funds Effective Rate (%)


6
5
4
3
2
1
0
05
06
07
08
09

GDP (%)


4
2
0
-2
-4
05
06
07
08
09

S&P 500


1600
1400
1200
1000
800
600
05
06
07
08
09

S&P/Case-Shiller Home Price Index


200
180
160
140
120
05
06
07
08
09

Positioned for Tomorrow's Growth

While the environment continues to be challenging, Northern Trust will drive growth by successfully executing on our fundamental strategies in highly attractive businesses.

Our Key Growth Initiatives are Driven by:

- Clients
- Innovation
- Geography
- People
- Acquisitions

Addressing Today's Challenges. Positioned for Tomorrow's Growth.

Financial Overview

Bill Morrison
Executive Vice President and Chief Financial Officer

May 26, 2010

Northern Trust

Agenda:
Addressing Today's Challenges. Positioned for Tomorrow's Growth.

- **Financial Performance Overview**
- **Outstanding Financial Strength Across Cycles**
  - Loan Portfolio
  - Securities Portfolio
  - Capital
- **Implications of the Current Environment**
  - Trust, Investment & Other Servicing Fees
  - Securities Lending Fees
  - Foreign Exchange Trading Income
  - Net Interest Income
  - Loan Loss Provision

Solid Performance in a Challenging Macroeconomic Environment

Operating Basis e.g. excluding VISA related items ($MM, except EPS)

	FY09*	FY09* vs FY08*	1Q10	1Q10 vs 1Q09
Trust, Inv. & Other Servicing Fees	$2,084	-2%	$515	25%
Foreign Exchange Trading Income	$446	-28%	$80	-39%
Other Non-Interest Income	$257	-8%	$73	-3%
Net Interest Income	$1,040	-8%	$240	-17%
Total Revenues	**$3,827**	**-8%**	**$908**	**N/M**
Non-Interest Expenses	$2,334	-21%	$620	4%
Provision for Credit Losses	$215	87%	$40	-27%
Pre-Tax Income	**$1,278**	**18%**	**$248**	**-3%**
Taxes	$425	-4%	$91	-3%
Net Income	**$853**	**33%**	**$157**	**-3%**
EPS	$3.11	11%	$0.64	5%

*Northern Trust is providing operating results, which exclude Visa related adjustments, in order to provide a clearer indication of the results and trends in Northern Trust's core businesses.

Strong Asset Accumulation Across the "Lost" Decade

Assets Under Custody $BN

Assets Under Management $BN

C&IS


CAGR 9%
S&P 500 CAGR -1%
EAFE CAGR -3%
$1,482 $1,492 $1,329 $1,901 $2,345 $2,700 $3,264 $3,803 $2,719 $3,326 $3,374
'00 '01 '02 '03 '04 '05 '06 '07 '08 '09 1Q10


CAGR: 9%
S&P 500 CAGR -1%
$228 $226 $215 $374 $462 $501 $563 $609 $426 $482 $498
'00 '01 '02 '03 '04 '05 '06 '07 '08 '09 1Q10

PFS


CAGR 8%
S&P 500 CAGR -1%
$163 $160 $151 $185 $209 $226 $282 $332 $288 $331 $341
'00 '01 '02 '03 '04 '05 '06 '07 '08 '09 1Q10


CAGR 5%
S&P 500 CAGR -1%
$98 $94 $88 $104 $110 $117 $135 $148 $132 $145 $149
'00 '01 '02 '03 '04 '05 '06 '07 '08 '09 1Q10

Performance vs. Long-Term Strategic Targets

Long-term Target		2009 Performance	3-Year Performance	5-Year Performance	10-Year Performance	15-Year Performance
16% - 18%	**Return on Equity**	12.7%	15.1%	16.0%	16.7%	17.4%
8% - 10%	**Revenue Growth**	-8.0%	7.7%	10.5%	8.0%	9.3%
10% - 12%	**EPS Growth**	11.4%	1.3%	6.5%	6.0%	4.6%
Positive	**Operating Leverage**	+13.2	+1.67	+1.67	+0.32	+0.99

*Calculated on an Operating basis, i.e. excluding all VISA items in FY07, FY08 and FY09. Return on Equity is an average of the relevant years. Revenue and EPS Growth represent compound annual growth rates. Operating Leverage calculated using the difference between the compound annual growth rates of revenues and expenses.

FINANCIAL OVERVIEW

Outstanding and Consistent Financial Strength Across Cycles

Northern Trust

Diversified and High Quality Loan Portfolio

$28 Billion Loan Portfolio $BN


Residential
Real Estate
$10.8
Other
$0.7
Non-U.S.
$1.0
Leases
$1.0
Commercial
Real Estate
$3.3
Personal
$4.9
Commercial
$6.4

Loan Quality Notably Better than Industry Averages


Northern Trust
Top 20 Peer Avg.
1.30%
4.29%
0.45%
2.74%
NPAs
to Loans
NCOs to
Avg. Loans

All data is as of 3/31/10. NPAs = Nonperforming Assets. NCOs = Net Charge-offs

High Quality Securities Portfolio

- High quality, short duration securities portfolio
- 90% invested in U.S. Treasury, government sponsored agency and triple-A rated securities
- Minimal level of unrealized losses due to long-term focus on conservative, high quality investments

Securities Portfolio $BN


$8.0
$11.1
$12.4
$8.9
$15.6
$18.6
$17.9
2004
2005
2006
2007
2008
2009
1Q10

	2004	2005	2006	2007	2008	2009	1Q10
Net unrealized gain / (loss) $MM	$44	$14	$19	($19)	($317)	($36)	($19)
Net unrealized loss as a % of Securities Portfolio	-	-	-	0.2%	2.0%	0.2%	0.1%

Consistently Strong Capital Ratios

- Capital ratios well above “well capitalized” guidelines
- High percentage of common equity

Capital Ratios	3/31/09	3/31/10
Tier 1 Capital	13.0%	13.4%
Total Risk-Based	15.2%	15.5%
Leverage	8.9%	8.9%
Tier 1 Common Equity	9.6%	12.8%
Tangible Common Equity	5.9%	7.9%

Shareholders’ Equity $BN


$3.3
$3.6
$3.9
$4.5
$6.4
$6.3
$6.4
2004
2005
2006
2007
2008
2009
1Q10

FINANCIAL OVERVIEW

Financial Implications of the Current Environment

Northern Trust

Trust, Investment and Other Servicing Fees

- 52% of FY2009 revenue
- Based generally on market value of client assets, volume of transactions and fees for other services rendered
- Extremely low short term interest rates have resulted in waived fees in money market mutual funds, which equaled $20 million in 1Q 2010 ($80 million annualized)

Trust, Investment and Other Servicing Fees $MM
(Excludes impact of mark to market fund)


EAFE
S&P 500
$1,159
$1,191
$1,161
$1,189
$1,330
$1,559
$1,792
$2,164
$2,348
$1,880
$477
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
1Q10

Note: Excludes impact of mark-to-market adjustments in one investment fund used in securities lending activities.

Securities Lending Fees

- 4% of FY2009 revenue
- Affected by market values; supply of securities to be lent; demand for securities (all of which drive volumes); and the interest rate spread earned on reinvested collateral
- Credit crisis caused spread widening from 2H2007 through 1H2009 when compared with historical averages
- Extremely low short-term interest rates and more conservative investment guidelines have compressed fee realization in 2010

Securities Lending Fees $MM
(Excludes impact of mark-to-market fund)


SL Avg Collateral
$117
$136
$100
$99
$120
$149
$192
$293
$434
$133
$18

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	1Q10
SL Avg Collateral $BN	$85	$97	$96	$111	$159	$204	$239	$289	$225	$112	$122
SL Fees / Avg Collateral	0.14%	0.14%	0.10%	0.09%	0.08%	0.07%	0.08%	0.10%	0.19%	0.12%	0.06%

Note: Excludes impact of mark-to-market adjustments in one investment fund used in securities lending activities.

Foreign Exchange Trading Income

- 12% of FY2009 revenue
- Foreign exchange services provided to clients as an integral part of global custody service
- Credit crisis heightened market and currency volatility in 2007-2009 when compared with historical averages

Foreign Exchange Trading Income $MM


Global Custody Assets
$153
$140
$106
$110
$158
$180
$247
$351
$616
$446
$80
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
1Q10

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	1Q10
Global Custody Assets $TN	$0.4	$0.5	$0.5	$0.7	$1.0	$1.2	$1.7	$2.1	$1.4	$1.9	$2.0
Annual FX as a % of Global Custody Assets	.040%	.031%	.023%	.015%	.016%	.014%	.015%	.017%	.043%	.023%	.016%

Northern Trust

Net Interest Income

- 27% of FY2009 revenue
- Liability driven balance sheet fuels significant generation of deposits from institutional and personal clients
- Credit crisis has pressured net interest margin due to extremely low short-term interest rates
- Net interest margin in 1Q 2010 of 1.44% well below 2003-2008 average of 1.74%

Net Interest Income $MM



Avg Fed Funds Rate
$622
$648
$651
$601
$621
$735
$810
$908
$1,129
$1,040
$240
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
1Q10

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	1Q10
Net Interest Margin	2.02%	2.02%	1.93%	1.73%	1.66%	1.82%	1.76%	1.70%	1.76%	1.56%	1.44%

Northern Trust

Loan Loss Provision

- Lending strategy focuses on personal and institutional clients who are looking to establish a full range of financial services with Northern Trust
- Long-standing adherence to conservative lending standards
- Centralized credit policy function assures uniform application of credit risk management policies and practices
- Elevated loan loss provision in current cycle reflects ongoing weakness in the broader economic environment

Loan Loss Provision $MM


LLP to Avg. Loans
$24.0
$66.5
$37.5
$2.5
($15.0)
$2.5
$15.0
$18.0
$115.0
$215.0
$40.0

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	1Q10
LLP to Avg. Loans	0.15%	0.37%	0.21%	0.01%	-0.09%	0.01%	0.07%	0.08%	0.42%	0.75%	0.58%
Avg. Loans $BN	$16.5	$17.9	$17.6	$17.5	$17.5	$18.8	$20.5	$22.8	$27.4	$28.7	$27.5

Key Takeaways

- Leadership positions in excellent client-focused businesses
- Attractive client, geographic and demographic growth opportunities
- Long track record of serving clients and successfully aggregating assets
- Distinctive balance sheet and capital strength
- Proven record of managing the business for long-term growth and profitability

Addressing Today's Challenges. Positioned for Tomorrow's Growth.

Personal Financial Services

Sherry Barrat
President, PFS

May 26, 2010

Northern Trust

Agenda:
Addressing Today's Challenges. Positioned for Tomorrow's Growth.

- **Strategic and Competitive Positioning**
- **Client Focus and Growth Initiatives**
  - Wealth Management
  - Wealth Advisory
  - Private Client
  - Foundations & Institutions

Industry Leading Provider of Integrated Financial Solutions

Our value proposition has never been stronger – the strength of our comprehensive array of solutions, and our focus on clients, technology and financial discipline will drive future growth.


STRENGTH & STABILITY
FAMILY OFFICE SERVICES
TRUST & ESTATE SERVICES
INVESTMENT MANAGEMENT
ASSET SERVICING
BANKING SERVICES
ADVISORY SERVICES
PRIVATE CLIENT
WEALTH ADVISORY
CLIENT-CENTRIC FOCUS
FOUNDATIONS AND INSTITUTIONS
WEALTH MANAGEMENT
TECHNOLOGY & INNOVATION

Opportunities Abound

- Trusted brand
- Outstanding financial strength
- Not distracted
- Clients need holistic advice
- Robust product offering
- Leveraging client segmentation
- Investing in talent and technology
- Well positioned and enviable U.S. office network
- Going global

Serving More than 20% of Forbes 400
– *Forbes* (September 2009)

Best Private Bank in North America
– *FT Group* (November 2009)

Ranked among the Top 10 Wealth Managers
– *Barron's* (September 2009)

Best-in-Class Performance
– *BusinessWeek* (April 2009)

Best Private Bank in North America…
- **For Family Office Services**
- **For Trust Services**
- **For Inheritance and Succession Planning**

– *Euromoney* Magazine (February 2010)

PERSONAL FINANCIAL SERVICES

Client Focus & Key Growth Initiatives

Northern Trust

Wealth Management

Positioned Strategically

- Serving family offices and families with complex global asset structures, generally with $200+ million in investable assets
- Serving 20% of Forbes 400 wealthiest families
- Clients located in U.S. and 18 other countries
- Industry leader with very few competitors
- Leverages global institutional technology

Share of Total FY09 PFS Revenues

AUC and AUM as of March 31, 2010


Wealth Management
AUC $201 Billion
AUM $32 Billion
Wealth Advisory
14%
Foundations & Institutions
Private Client

Growth Initiatives

Clients

- Relationship expansion
- Asset management solutions
- Family office networking

Innovation

Market leading client portal technology:

- General ledger
- Advanced partnership accounting
- Private equity monitoring

Geography

- Leverage global presence

Wealth Advisory

Positioned Strategically

- Serving individuals and families with $10 - $200 million in investable assets
- Comprehensive financial advice and solutions
- Service from a dedicated team of multi-disciplinary professionals
- Depth and breadth of capabilities

Share of Total FY09 PFS Revenues

AUM as of March 31, 2010

Wealth Advisory

AUM $60 Billion


34%
Wealth Management
Foundations
& Institutions
Private Client

Growth Initiatives

Clients

- Referrals from highly satisfied clients
- Executing team-based client strategies

Innovation

- Family advisory services
- Enhanced investment solutions

Geography

- 78 offices in 18 states
- Washington, DC

People

- Growing ranks of wealth advisors

Acquisitions

- Geography
- Capabilities

Private Client

Positioned Strategically

- Serving individuals and families with up to $10 million in investable assets
- Delivering the Northern Trust client experience to the millionaire next door
- Effectiveness + Efficiency = Growth
- Well positioned office network

Share of Total FY09 PFS Revenues

AUM as of March 31, 2010



Wealth Advisory
Wealth Management
Foundations & Institutions
50%
Private Client
AUM $51 Billion

Growth Initiatives

Clients

Client segmentation focus fuels:

- Improved client service
- Greater share of wallet as clients' wealth grows
- Accelerating client referrals
- Enhanced efficiency

Innovation

- Seventh generation Private Passport® technology
- Investment solutions

Foundations & Institutions

Positioned Strategically

- Serving private and public foundations and endowments with $5 - $250 million in investable assets
- Leverages sophisticated C&IS and NTGI capabilities
- Uniquely positioned to capitalize on the convergence of personal and institutional markets

Share of Total FY09 PFS Revenues

AUM as of March 31, 2010


Wealth Advisory
Wealth Management
2%
Foundations & Institutions
AUM $6 Billion
Private Client

Growth Initiatives

Clients

- Cross-marketing opportunities through board affiliations

Innovation

- Scale institutional products and services
- Leverage sophisticated C&IS client portal capabilities

Geography

- Leverage office footprint

People

- Specialized teams

A Coordinated Approach

Northern Trust offices serve as portals for broader opportunities.


University Foundation
$1.2 BN AUC C&IS
President, University Foundation
Trustee, Family Foundation
Family Foundation
$30 MM AUM PFS
Senior Executive, National Distribution Firm
Trustee, Family Foundation
Trustee, Small College Foundation
Small College Foundation
$50 MM PFS Prospect
National Distribution Firm
$61.4 MM AUM
$10.0 MM Credit
$1.8 BN C&IS DB/DC Prospect

Key Takeaways

- Trusted provider of investment-driven fiduciary and private banking services
- Excellent positioning to acquire, expand and retain client relationships
- Extraordinary and growing client base
- Talented Northern Trust partners focused on client service excellence, relationship retention and new client acquisition
- Long-standing heritage of client service and conservative business practices


Clients
Brand
Resources
Office Network
Technology
Financial Strength
Capabilities
Culture
People

Addressing Today's Challenges. Positioned for Tomorrow's Growth.

Corporate & Institutional Services

Steve Fradkin
President, C&IS

May 26, 2010

Northern Trust

Agenda:
Addressing Today's Challenges. Positioned for Tomorrow's Growth.

- **Strategic and Competitive Positioning**
- **Client Focus Creates Growth Opportunities**
  - Globalization
  - Managing Risk
  - Information Delivery
  - Cost Reduction
- **Client Case Study and Key Takeaways**

Strategic and Competitive Positioning: Growth Opportunities Continue to Be Significant

C&IS provides a comprehensive array of asset servicing, administration, investment management and banking services to institutional investors of many types, all around the globe.

Clients

- Multi-strategy Asset Managers
- Hedge Funds
- Private Equity Funds
- Property Funds
- Sovereign Wealth Funds
- Central Banks
- Multinational, State, and Local Government Entities
- Insurance Companies
- Corporate Pensions
- Corporations
- Foundations
- Endowments
- Financial Institutions

Services

- Asset Servicing
- Administration
- Investment Management
- Banking Services

A Distinctive Record of Global Growth


2000 – 1Q 10 CAGR
-1%
S&P 500
-3%
EAFE
19%
Northern Trust Global Custody Assets

Global Presence


The Americas
Europe, Middle East, and Africa
Asia Pacific

CORPORATE & INSTITUTIONAL SERVICES

Client Focus Creates Growth Opportunities

Northern Trust

Globalization: Helping Clients Invest Globally and Manage Global Organizations

Our clients face significant challenges managing global portfolios and organizations.

Client Challenge

- Investing globally
- Managing increasingly global organizations

Northern Trust Solutions

- Global custody
- Headquarters reporting
- Cross-border pooling
- Multi-country fund administration
- 24/7 global operating model

Results

- **Global custody asset growth: 2000 – 1Q10 CAGR of 19%**
- **More than 50 product innovation press releases since 2008**
- **Cross-border pooling market leader**
- **Strong pipeline of international opportunities**

Managing Risk:
Helping Clients Manage Risk

The challenging environment is placing pressure on institutions to consider relationship exposure and other risk attributes associated with their investment programs.

Client Challenge	▪ Identifying strong, secure, and reliable financial providers ▪ Risk analysis and transparency
Northern Trust Solutions	▪ Fiduciary heritage and conservative financial policies provide reliability and security ▪ Risk management tools provide portfolio return attribution, valuation, and transparency into hedge funds, private equity, and derivatives
Results	▪ **Flight to quality** ▪ **96% of top clients use investment risk and analytic services** ▪ **New revenues from hedge fund, private equity, and derivatives capabilities**

Information Delivery:
More Information, More Granularity, More Constituents

Investors demand more information and they face more information demands themselves.

Client Challenge	▪ Multiple constituents demand increasingly customized data (Boards, committees, management, regulators, etc.) ▪ 24/7 access to customized information
Northern Trust Solutions	▪ Integrated global technology architecture ▪ Industry expertise to transform data into information (SORP, UCITS, AIFM, FAS157, IFRS 7, GASB, etc.) ▪ Transitioning to iPhone®, BlackBerry®, and other mobile devices
Results	▪ **Expanding usage of Passport® suite of information products** ▪ **Integrated solutions displacing client 3rd party vendors** ▪ **Deepening relationship connectivity and relevance as the information provider of choice**

Cost Reduction:
Economy Increases Pressure on Clients to Reduce Costs

Market environment forces clients to continually seek new ways to reduce costs.

Client Challenge

- Environment encouraging cost reduction and outsourcing
- Asset managers migrating to variable cost expense model to de-risk cost volatility and support longer-term growth

Northern Trust Solutions

- Global operating model provides comprehensive and cost-efficient platform for operations outsourcing
- NTGI Investment Program Solutions^{SM}
- Cross-border pooling improves performance for multinational and investment manager clients
- Relationship vs. product pricing enhances client economics

Results

- **Excellent growth of Investment Operations Outsourcing business**
- **NTGI's Investment Program Solutions^{SM} enables 60 of our clients to outsource investment management**
- **Relationship pricing deepens client interactions and diversifies revenue streams**

Client Testimonial

HERMES

- Traditional pension plan evolving into a global asset manager
- Values Northern Trust solutions:
  - Integrated global operating platform
  - Risk management
  - Robust Passport® technology
  - Reduce costs, grow revenue
- Strategic partnership to innovate and grow together

Key Takeaways

- C&IS is an attractive business and Northern Trust has a uniquely client-centric competitive advantage
- Helping clients solve their problems – globalization, risk management, information management, cost reduction, or otherwise – has been our primary focus and driver of our success
- Net new business results in 1Q2010 were excellent and our prospect pipeline is strong
- We will continue to focus on clients and the things we can control: operational excellence and our principles of **Service, Expertise and Integrity**

Key Growth Initiatives:

- Clients
- Innovation
- Geography
- People
- Acquisitions

Addressing Today's Challenges. Positioned for Tomorrow's Growth.

Northern Trust Global Investments

Steve Potter
President, NTGI

Bob Browne
EVP, Chief Investment Officer

May 26, 2010

Northern Trust

Agenda:
Addressing Today's Challenges. Positioned for Tomorrow's Growth.

- **Strategic and Competitive Positioning**
- **Client Focus and Growth Initiatives**
  - Institutional Clients
  - Personal Clients

Providing Customized Investment Solutions

Focused on global index management, short and long duration fixed income, and access to active management via manager of manager and proprietary strategies.

Products

Equities

	Large-Cap	Mid-Cap	Small-Cap	International	Global	Emerging Markets	Socially Responsible	Emerging Frontier	Custom
Active	✓		✓	✓	✓				
Global Index Management	✓	✓	✓	✓	✓	✓	✓	✓	✓
Manager of Managers	✓	✓	✓	✓		✓	✓		✓

Fixed Income

	Core / Plus	International	Governments	Cash	Enhanced Cash	High Yield	Muni
Active	✓	✓	✓	✓	✓	✓	✓
Global Index Management	✓	✓	✓				
Manager of Managers	✓					✓	

Alternatives

	Private Equity	Hedge Funds	Global Real Estate
Active			
Global Index Management			✓
Manager of Managers	✓	✓	✓

Services

- Securities Lending
- Transition Management
- Commission Recapture
- Securities Brokerage
- Cash Overlay

Pensions&Investments

10th Largest Manager of Worldwide Institutional Assets

13th Largest Asset Manager Worldwide
– *Pensions & Investments* (May 2009; based on Dec. 31, 2008 AUM)

tmi AWARDS 2009

Best Money Market Fund – North America
– *Treasury Management International* (December 2009)

ACQ FINANCE

Investment Management Firm of the Year
– *ACQ Finance* Magazine (August 2009)

Northern Trust

Strong Growth Achieved Across Cycles

Strategic initiatives will continue to fuel growth by effectively providing customized investment solutions to target clients.

Assets Under Management $BN


CAGR 8%
S&P 500 CAGR -1%
EAFE CAGR -3%
$326
$320
$303
$479
$572
$618
$697
$757
$559
$627
$647
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
1Q 10

Key Growth Initiatives:

- Clients
- Innovation
- Geography
- People
- Acquisitions

NORTHERN TRUST GLOBAL INVESTMENTS

Client Focus & Key Growth Initiatives

Bob Browne
EVP, Chief Investment Officer

Northern Trust

Serving Both Institutional and Personal Clients

Northern Trust is in a unique position to provide holistic advice to clients given our multi-faceted role as custodian, transition manager, liquidity manager, beta provider, alpha identifier and program manager.

Total Assets Under Management: $647 BN


Institutional Clients
Personal Clients
$149
$498

Asset Management for Institutional Clients

The separation of alpha and beta underpins our investment approach for institutional clients.

Total Institutional Assets Under Management: $498 BN

Beta / Fixed Income

- Proprietary capabilities
- Risk-efficient, cost-effective market exposure
- Significant scale in global index management, cash and fixed income
- High barriers to entry


$462
$36

Alpha

- Open-architecture and proprietary capabilities
- Consistent, reliable source of alpha
- Significant presence as a leading manager of managers firm

Beta / Fixed Income Strategies for Institutional Clients

Intelligent indexing and conservative fixed income strategies drive our beta strategies.

Beta / Fixed Income
Institutional Assets Under Management:
$462 BN


Fixed Income Index
$64
$121
Securities Lending Collateral
$4 Other
$75
Short & Long Duration Fixed Income
$198
Equity Index

Growth Initiatives

Clients
- Transition management
- Target date solutions in DC channel

Innovation
- Frontier market capabilities
- Investment Program Solutions[SM]

Geography
- Flexible fund structures
- Targeting largest global asset pools

People
- Expand investment teams with product experts & sales specialists
- International hiring

Alpha Strategies for Institutional Clients

Managing the total risk solution, we provide access to alpha producers and offer proprietary alpha strategies.

Alpha
Institutional Assets Under Management:
$36 BN


Hedge and Private Equity Fund of Funds
$1
Quant Active
$10
$24
Manager of Managers
$1
Fundamental Active Equity

Growth Initiatives

Clients

- Alternatives through fund of funds
- Sourcing alpha from proprietary & external sources

Innovation

- Targeted investment solutions combine alpha & beta returns
- Transparency & risk management built into products

Acquisitions

- Geography
- Capabilities

Asset Management for Personal Clients

The preeminent investment manager for high net worth individuals and families.

Total Personal Assets Under Management: $149 BN

Fixed Income
- Active
- Index
- Manager of Managers


$49
$36
$11
$53

Short Duration

Equity
- Active
- Index
- Manager of Managers

Other
- Hedge Fund of Funds
- Private Equity Fund of Funds
- Real Estate
- Commodities

Tactical Asset Allocation for Personal Clients: Downside Protection, Upside Participation


S&P 500 vs. TAA Risk Profile – Accredited Accounts
%
100
80
60
40
20
0
1800
1600
1400
1200
1000
800
600
400
200
0
12/31/2007
6/30/2008
12/31/2008
6/30/2009
12/31/2009
High Yield
Global Real Estate
Commodities
Private Equity
Hedge Funds
Emerging Markets
EAFE
US Equities
S&P 500 (Right Axis)

Source: NTGI Investment Policy Committee, Bloomberg.
Left axis represents % allocation to "risk assets" as defined in right legend.

Asset Management for Personal Clients

The preeminent investment manager for high net worth individuals and families.

Total Personal Assets Under Management: $149 BN


Fixed Income
▪Active
▪Index
▪Manager of Managers
$49
$36
Short Duration
$11
Other
▪Hedge Fund of Funds
▪Private Equity Fund of Funds
▪Real Estate
▪Commodities
$53
Equity
▪ Active
▪ Index
▪ Manager of Managers

Growth Initiatives

Clients

Continue to increase share of wallet:

- Communication in challenging markets
- Reinforcing trusted advisor role

Innovation

- Expand consulting on alternatives
- Increasing our outcome oriented solutions set

People

- Dedicated investment specialists
- Strong visible investment leadership

Key Takeaways

- Naturally involved in multiple asset management activities
- Focus on global index management, short and long duration fixed income, manager of managers, and investment management for high net worth individuals and families
- Scale exists in many areas – global index management and cash management, in particular – where barriers to entry are meaningful
- Brand identity as a conservative, trusted provider aligns nicely with core strengths:
  - Low cost, transparent and reliable index management
  - Principal preservation in short and long duration fixed income
  - Access to alpha via structured manager of managers program
- Asset allocation and program management strategies combine beta and alpha building blocks into customized investment solutions

Addressing Today's Challenges. Positioned for Tomorrow's Growth.

2010 INVESTOR DAY: Q&A

Rick Waddell
Chairman and Chief Executive Officer

May 26, 2010

Northern Trust

Addressing Today's Challenges. Positioned for Tomorrow's Growth.

2010 INVESTOR DAY: Thank You

Rick Waddell
Chairman and Chief Executive Officer

May 26, 2010

Northern Trust